Exhibit 99.7

[LETTERHEAD OF THIRD POINT LLC]

March 14, 2012

Mr. Scott Thompson, CEO
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

Dear Scott:

Third Point LLC (“Third Point”) is the investment adviser to entities that collectively hold 70,500,400 shares of Common Stock of Yahoo!  Inc. (the “Company”), making us the Company’s largest outside owner.

A month has passed since Third Point announced its intention to nominate four directors – Harry Wilson, Michael Wolf, Jeff Zucker, and Daniel Loeb (the “Shareholder Slate”) – at the upcoming Annual Shareholder Meeting.  We “pre-announced” our slate in the hope that Yahoo! would recognize our nominees as impressive, independent thinkers with directly relevant experience and who, collectively, would enrich the Board’s dialogue during this critical period.  When we spoke on February 17, I reiterated our interest in avoiding a drawn-out proxy contest, and working constructively with you and the remaining Board members to promptly recruit Silicon Valley leaders with strong engineering, product and technology credentials to join us on the Board (many of whom have expressed interest in joining once the looming proxy contest was completed).  The intended result:  ensure Yahoo! maintains its place as a premier internet company by forcefully addressing the immediate strategic and operational challenges it faces.  With such a reconstituted Board in place, a powerful strategic planning committee would promptly but thoughtfully map out a plan to take full advantage of the Company’s valuable assets and stop its painful decay.  Perhaps naively, I believed that you and the Company would recognize the value to this approach, and we could join forces immediately in this regard.

Sadly, the Company’s reaction since that call can only be described as dismissive.  Each of Michael, Harry and Jeff received a single phone call from a separate member of the Nominating and Corporate Governance Committee, two of the three lasting no more than thirty minutes, and each lacking any concrete sense of process or “next steps”.  In addition, although I have spoken to several members of the Board during the past few weeks, none of those calls was identified as an interview.  This perfunctory outreach to the Shareholder Slate (one of whom had previously been contacted by your own search firm, Heidrick & Struggles, to gauge his interest in serving as a Director) is disappointing and indicates an unwillingness on your part to seriously consider the Shareholder Slate, choosing instead to spend the Company’s resources and management’s time fending off our bona fide efforts to make Yahoo! great again.  This approach is particularly nonsensical given the fact that shareholders have been clamoring for change for some time, and I do not believe that even you can realistically imagine that Yahoo!, in its current state of flux, will find four nominees that are as qualified to serve as the Shareholder Slate.

In any event, the Board’s stonewalling, apparent insouciance and decision not to engage with us in a serious manner, has left us no choice but to directly approach our fellow owners with the Shareholder Slate.  Accordingly, we hereby notify you that we intend to file our Preliminary Proxy Statement with the Securities and Exchange Commission within the week.

Scott, it is not too late for you to take decisive leadership action and avoid the costs and distraction of an expensive proxy contest fighting the Shareholder Slate (which, according to our research, will be well-received by shareholders).  If you invite us on, we will bring strong shareholder advocacy, leading corporate governance, first class restructuring capabilities and leading media strategies to a Board that is sorely in need of each of the above.  In addition, you will have avoided an unnecessary battle with your largest outside shareholder.  You appear to have enough battles to fight already.

On a related note, given that the Company will be without a Chairman after Mr. Bostock’s term expires, we would be amenable to having Mr. Gary Wilson, former CFO of Disney and Marriott, remain on the Board as Chairman.  We believe this role should be for one year only, with the explicit understanding that Mr. Wilson would recruit his replacement prior to the end of the term.  We suggest this in the spirit of continuity and compromise, and believe it would be in the best interests of all shareholders.  We encourage the Company and Mr. Wilson to strongly consider this idea.

Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb